Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-225044

Raymond James Financial, Inc.

FINAL TERMS AND CONDITIONS

Issuer:	Raymond James Financial, Inc.
Title:	4.650% Senior Notes due 2030
Aggregate Principal Amount:	$500,000,000
Trade Date:	March 26, 2020
Settlement Date:	March 31, 2020 (T+3)
Final Maturity:	April 1, 2030
Anticipated Ratings*:	Moody’s: Baa1 (Stable) S&P: BBB+ (Stable)
Benchmark Treasury:	1.500% due February 15, 2030
Treasury Price & Yield:	106-23; 0.792%
Spread to Benchmark:	T + 390 basis points
Re-offer Yield:	4.692%
Coupon:	4.650%
Issue Price to Investors:	99.668%
Proceeds to Issuer (after underwriting discount, but before expenses):	$495,090,000
Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, commencing on October 1, 2020
Day Count Convention:	30/360, unadjusted
Redemption:
At any time prior to January 1, 2030, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 50 basis points; and on or after January 1, 2030, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

Denominations:	$2,000 denominations and integral multiples of $1,000
CUSIP/ISIN:	754730 AG4 / US754730AG43
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. Raymond James & Associates, Inc.
Co-Managers:	Regions Securities LLC U.S. Bancorp Investments, Inc. SunTrust Robinson Humphrey, Inc. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you can request the prospectus by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Raymond James & Associates, Inc. at 1-800-248-8863.